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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                             URANIUM RESOURCES, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


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                                 (CUSIP Number)

                                Thomas H. Ehrlich
                             Uranium Resources, Inc.
                          12750 Merit Drive, Suite 720
                               Dallas, Texas 75251
                                 (972) 387-7777
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 21, 2000
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

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CUSIP NO. 203744107                   13D                      Page 2 of 5 pages

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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Robert M. Manning, ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

NUMBER OF           1,923,850 Shares

SHARES
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               8    SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY
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EACH           9    SOLE DISPOSITIVE POWER

REPORTING           1,923,850 Shares
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PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     1,923,850 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.2%
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14   TYPE OF REPORTING PERSON

     IN
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CUSIP NO. 203744107                   13D                      Page 3 of 5 Pages

Item 1    Security and Issuer

          This statement on Schedule 13D (the "Amendment"), filed with respect to events that occurred on August 21, 2000, relates to shares of Common Stock, par value $0.001 per share, of Uranium Resources, Inc., a Delaware corporation (the "Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 12750 Merit Drive, Suite 720, Dallas, Texas 75251.

Item 2    Identity and Background

          This Statement is filed by Robert M. Manning. Mr. Manning resides at 119 Cooper Ave., Upper Montclaire, New Jersey 07043. Mr. Manning is a director of SG Cowen Securities Corporation which is located in Financial Square, New York, NY 10005.

          During the five years prior to the date hereof, Robert M. Manning (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3    Source and Amount of Funds or Other Consideration

          On August 23, 2000, Robert M. Manning purchased 825,000 shares of Common Stock and warrants to purchase 617,750 shares of Common Stock for an aggregate purchase price of $82,500 which was paid with Mr. Manning's personal funds.

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CUSIP NO.                             13D                      Page 4 of 5 Pages

Item 4    Purpose of the Transaction

          The acquisition and disposition of the Common Stock of the Issuer, reported herein, has been a part of the general investment activities of Robert
M. Manning without any intent to influence or control the Issuer.

Item 5    Interest in Securities of the Issuer

          (a) & (b) As of August 9, 2000, the Issuer had a total of 14,520,366 shares of Common Stock issued and outstanding.

          Pursuant to Rule 13d-3, the Reporting Person may be deemed to beneficially own an aggregate of 1,923,850 Shares. Pursuant to Rule 13d-3 (d)
(1) (i), such 1,923,850 Shares constitute an aggregate of approximately 12.7% of the outstanding Common Stock.

          (c) Robert M. Manning has not made any sales in the over-the-counter market during the past 60 days.

          (d) Inapplicable

          (e) Inapplicable

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Robert M. Manning does not have any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Item 7    Material to be Filed as Exhibits

          None.


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CUSIP NO. ______________              13D                      Page 5 of 5 Pages

                                 SIGNATURES


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:     August 23, 2000.








                              By:  /s/ Robert M. Manning
                                   ---------------------
                                   Robert M. Manning